UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-55150

CUSIP NUMBER 89153X105

(Check One) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN

[ ] Form N-CSR

For the Period Ended March 31, 2020

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	TORtec Group Corporation
Former Name if Applicable:	N/A
Address of Principal Executive Office:	30 N. Gould St., Suite 2489 Sheridan, WY 82801

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s accountant did not provide all of the accounting information to the Company’s auditor in time to complete the audit of the financial statements for the period ended March 31, 2020 on a timely basis, and believes that the subject Quarterly Report will be available for filing on or before July 14, 2020.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Robert N. Wilkinson

ANDERSON CALL & WILKINSON

110 South Regent Street, Suite 200

Salt Lake City, Utah 84111

Direct Telephone: (801) 533-9645

Fax: (801) 220-0625

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).  [X] Yes [  ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a net loss of approximately $406,020 for the fiscal year ended March 31, 2020 compared to a net loss of $197,676 reported for the fiscal year ended March 31, 2019.

TORTEC GROUP CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2020

By /s/ Stephen H. Smoot

Stephen H. Smoot

Chief Executive Officer

SEC/1296